# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BLACKROCK INCOME TRUST, INC., CIK 0000832327
CUSIP: 09247F209
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 100 BELLEVUE PARKWAY, MUTUAL FUND DEPARTMENT, WILMINGTON, Delaware (DE), 19809
Date of event which requires filing of this statement: 03/24/2025
Amends the filing with accession number 0000897101-24-000604
Filed by CIK 0000769317
Persons authorized to receive notices and communications: Paul E. Rasmussen, 80 South Eighth Street, Suite 3300, Minneapolis, Minnesota (MN), 55402, 612-359-2536

## Reporting persons
- Sit Investment Associates, Inc. (CIK 0000769317): type of reporting person: investment adviser (IA); citizenship or place of organization: Minnesota (MN); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,438,076; sole dispositive power 0; shared dispositive power 3,438,076; aggregate amount beneficially owned 3,438,076 (14.2% of the class)
- Sit Fixed Income Advisors II, LLC (CIK 0001053046): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,438,076; sole dispositive power 0; shared dispositive power 3,438,076; aggregate amount beneficially owned 3,438,076 (14.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: BLACKROCK INCOME TRUST, INC.
Address of issuer's principal executive offices: 100 BELLEVUE PARKWAY, MUTUAL FUND DEPARTMENT, WILMINGTON, Delaware (DE), 19809
Comment: This Amendment No. 1 ("Amendment") amends and supplements the statement on Schedule 13D filed on November 26, 2024 (as amended, the "Original Schedule 13D" and, as amended by this Amendment, the "Schedule 13D"), relating to the shares of Common Stock ("Shares)" of Blackrock Income Trust Inc. (the "Issuer"). Except as specifically provided herein, each Item of the Original Schedule 13D remains unchanged. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Sit Entities have acquired the Issuer's Shares for investment purposes, and such purchases have been made in the ordinary course of business. The Issuer's Shares have been acquired on behalf of SIA's and SFI's clients.

As of March 24, 2025, the Sit Entities no longer hold securities of the Issuer with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect. Accordingly, the Sit Entities are filing this Amendment No. 1 to reflect certain changes since the filing of the Schedule 13D and intend to file a Schedule 13G substantially concurrently with the filing of this Amendment No. 1 pursuant to Rule 13d-1(b) of the Exchange Act in accordance with Rule 13d-1(h) of the Exchange Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by Sit Entities herein is based upon 24,291,743 Shares outstanding as of March 24, 2024 as reported in the Issuer's Report on Form N-CSR filed with the Securities Exchange Commission and adjusted for shares issued by the Issuer pursuant to its reorganization as of March 24, 2025.

As of the date hereof, the Sit Entities may be deemed to be the beneficial owner of 3,438,076 Shares held in client accounts which represent 14.2% of the Issuer's outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Sit Entities may be deemed to have shared power to vote and dispose of such Shares. However, none of SIA's or SFI's directors or executive officers own Shares directly.
Transactions in the class effected during the past sixty days: Transactions in Shares effected during the past 60 days by the Sit Entities are set forth in Exhibit A.
Other persons with the right to receive dividends or sale proceeds: The clients of SIA and SFI have the right to participate in the receipt of dividends from, or proceeds from the sales of, the Shares held for their respective accounts.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A: Schedule of Transactions in Shares by Sit Entities during the past 60 days

## Signatures
- Sit Investment Associates, Inc.: /s/ Roger J. Sit, Roger J. Sit, Chairman & CEO (03/26/2025)
- Sit Fixed Income Advisors II, LLC: /s/ Roger J. Sit, Roger J. Sit, Chairman & CEO (03/26/2025)